Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

March 7, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on March 7, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

March 7, 2024.

Schedule “A”

Bitfarms Reports Fourth Quarter and

Full Year 2023 Results

- Earned 1,236 BTC in Q4 2023 and 4,928 BTC in 2023 -

- Improved Q4 2023 gross mining margin to 52%, up from 38% in Q3 2023 -

- Achieved debt-free goal in February 2024, enhancing financial flexibility -

- Executing towards targets of 12 EH/s and 25 w/TH by end of Q2 2024 and 21 EH/s by end of 2024 -

Toronto, Ontario and Brossard, Québec (March 7, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global Bitcoin vertically integrated company, reported its financial results for the fourth quarter and year ended December 31, 2023. All financial references are in U.S. dollars.

“In 2023, we set the foundation to drive significant growth through our transformational fleet upgrade and mining facility expansion,” said Geoff Morphy, President and Chief Executive Officer of Bitfarms. “To that end, we secured 35,888 ultra-efficient Bitmain T21 miners to be installed in the first half of 2024 and signed an option to purchase up to an additional 28,000 T21s for delivery in the second half 2024. Our 2024 plan targets tripling our hashrate to 21 EH/s, at least a 63% increase in operating capacity to 391 MW, and improving our fleet efficiency by 34% to 23 w/TH.”

“New farm development in Paraguay will drive much of this growth. In Yguazu, we purchased land for our 100 MW project in January 2024. In Paso Pe, the infrastructure and electrical equipment are nearly ready for us to begin installing Bitmain T21 and new hydro-miners at our 70 MW project, which we expect to begin energizing in March. In addition, we are actively evaluating the best use of capital to secure further low-cost production growth opportunities via miner redeployment, acquisitions, and farm development,” added Morphy.

Bitfarms’ Chief Financial Officer, Jeff Lucas, said, “In 2023, we strengthened our balance sheet and improved our liquidity, lowering our debt obligations from a peak of $165 million in June 2022 to fully debt free two weeks ago, except for our lease obligations. By further enhancing financial flexibility and liquidity, we can better support our aggressive growth plans for 2024.”

“Following a highly disciplined capital allocation strategy, we have locked in lower-cost electricity – fundamental to our long-term success – and eliminated debt to prepare for active business development in new and low-cost locations,” concluded Lucas.

Q4 2023 and Recent 2024 Operating Highlights

●	Increased hashrate by 7% to 6.5 EH/s at December 31, 2023, through the installation of 2,300 miners, compared to 6.1 EH/s at the end of Q3 2023.

●	Installed 12 Bitmain T21 miners for testing in mid-February 2024 which outperformed the manufacturer’s specifications in both normal and high-energy modes.

●	At Rio Cuarto, Argentina:

o	Installed ~ 600 MicroBT M50 WhatsMiners and 200 Bitmain S19j Pro+ Antminers, which increased capacity to 54 MW and added 0.1 EH/s, bringing the farm’s total hashrate to approximately 1.6 EH/s.

●	At Paso Pe, Paraguay:

o	Amended the energy contract, adding 20 MW to the air-cooled warehouse portion of the project, increasing its operating capacity to 50 MW and the farm’s total capacity to 70 MW.

●	At Yguazu, Paraguay:

o	In January, purchased land for development of an up to 100 MW hydro-powered facility.

o	In February, signed the engineering, procurement and construction contract for the substation and transmission line to energize the facility.

●	At Baie-Comeau, Québec:

o	Cleared the site to house the 11 MW expansion planned for H2 2024 and poured the building’s concrete footings ahead of schedule.

Q4 2023 Financial Highlights

(2022 comparisons as restated)

●	Total revenue was $46 million, an increase of 34% compared to $35 million in Q3 2023, as a 5% increase in BTC earned and 30% higher average BTC prices contributed to higher revenue.

●	Gross mining profit* and gross mining margin* were $23 million and 52%, respectively, compared to $13 million and 38% in Q3 2023, respectively.

●	General and administrative expenses were $13 million, up 12% from Q4 2022 and up 60% from Q3 2023. The increase from the third quarter reflects higher headcount to support the targeted infrastructure growth as well as one-time and recurring performance achievement payments, merit and market-based adjustments, and $4 million non-cash share-based payment expense.

●	Operating loss of $13 million, which included a $1 million non-cash reversal of revaluation loss on digital assets and a $2 million non-cash impairment on impairment on PPE equipment. In Q4 2022, incurred a $20 million operating loss which included a $9 million non-cash impairment reversal, a $29 million realized loss on disposition of digital assets, and a $23 million non-cash reversal of revaluation loss on digital assets.

●	Net loss of $57 million, or ($0.19) per basic and diluted share, which included a $38 million non-cash expense for revaluation of warrant liability issued in connection with 2021 and 2023 financing activities. This compares to a net loss of $13 million, or ($0.06) per basic and diluted share, in Q4 2022 which included $4 million of non-cash gain on revaluation of warrant liability.

●	Adjusted EBITDA* of $14 million, or 30% of revenue, compared to $2 million, or 7% of revenue, in Q4 2022, with the increase driven largely by the average BTC price approximately doubling the average BTC price in the prior year quarter.

●	The Company earned 1,236 BTC at an average direct cost of production per BTC* of $16,200 compared to $16,900 in Q3 2023.

●	Total cash cost of production per BTC* was $25,200 in Q4 2023, up from $22,700 in Q3 2023, reflecting one-time and non-recurring fixed operating expenses including infrastructure enhancement and compensation.

Liquidity**

At December 31, 2023, the Company held $84 million in cash and 804 BTC valued at approximately $34 million based upon a BTC price at that time of approximately $42,300 for total liquidity** of $118 million.

Q4 2023 and Recent 2024 Financing Activities

●	Raised $41 million in net proceeds through a private placement in November 2023.

●	Received $11 million in proceeds during December 2023 and $6 million in proceeds during 2024 from exercise of warrants issued in the November 2023 private placement.

●	Eliminated debt as of February 29, 2024, paying down $6 million in equipment-related indebtedness in Q4 2023 and another $4 million in Q1 2024.

●	Initiated the Synthetic HODL™ strategy with the purchase of 135 long-dated BTC call options held by the Company as of December 31, 2023.

Quarterly Operating Performance

Key Performance Indicators	Q4 2023	Q4 2022	Q3 2023
Total BTC Earned	1,236	1,434	1,172
Quarter End Operating Hashrate	6.5	4.5	6.1
Operating Capacity (MW)	240	188	234
Hydropower (MW)	186	178	183
Watts/TH Efficiency***	35	38	36
BTC Sold	1,135	3,093	1,018

Quarterly Operating Production

Quarter	BTC Earned 2023	BTC Earned 2022
Q1	1,297	961
Q2	1,223	1,257
Q3	1,172	1,515
Q4	1,236	1,434
Totals	4,928	5,167

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Avg. Rev/BTC****	$36,400	$28,100	$28,000	$22,500	$18,100
Direct Cost/BTC*	$16,200	$16,900	$15,700	$12,500	$11,000
Cash Cost/BTC*	$25,200	$22,700	$21,800	$17,600	$16,400

Financial Results for the Year-ended December 31: 2023 vs 2022
(2022 comparisons as restated)

In 2023, the Company generated revenue of $146 million, compared to $142 million in 2022. 2023 gross loss was $22 million, or negative 15% gross margin*, compared to gross profit of $11 million, or 7% gross margin*, in 2022. Non-cash depreciation and amortization expense was $85 million and $72 million, respectively, for 2023 and 2022.

The Company earned 4,928 BTC for an average direct cost of production per BTC* of $15,200 in 2023 compared to 5,167 BTC earned for an average direct cost of production per BTC* of $10,000 in 2022, largely reflecting an approximate 74% increase in average network difficulty over the prior year.

Operating loss was $72 million in 2023, compared to an operating loss of $284 million in 2022. 2023 net loss was $104 million, or $(0.40) per basic and diluted share, compared to a net loss of $176 million, or $(0.85) per basic and diluted share, in 2022. Adjusted EBITDA* was $35 million, with 24% Adjusted EBITDA margin*, compared to $55 million of Adjusted EBITDA*, with 38% Adjusted EBITDA margin* in 2022.

* Gross mining profit, gross mining margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, direct cost per BTC and total cash cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**	Liquidity represents cash and balance of digital assets including digital assets pledged as collateral.
***	Average Watts represents the energy consumption of Miners.
****	Average revenue per BTC is based on revenue from mining operations only and excludes Volta revenue.

Conference Call

Management will host a conference call today at 8:00am EST. A presentation of the Q4 2023 results will be accessible before the call on the Investor website and can be accessed here.

Participants are asked to pre-register for the event through the following link:

Q4 2023 Conference Call. Please note that registered participants will receive their dial-in number upon registration and will dial directly into the call without delay. Those unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or 1-412-317-5413 (international), and should do so 10 minutes prior to the start time.

The conference call will also be available through a live webcast found here.

The webcast replay will be available one hour after the end of the call and can be accessed in the Events section of our Investor website. An audio replay will be available through March 14, 2024, and can be accessed at 1-877-344-7529 (domestic), 1-412-317-0088 (international), or Canada (toll free) 855-669-9658 using access code 4390159.

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standard Board (IASB). Under IFRS rules, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability.

2022 Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2023, the Company reassessed the application of IFRS Accounting Standards on the accounting for warrants issued in connection with private placement financings conducted in 2021 and, as such, restated (the “Restatement”) its consolidated statements of financial position as of December 31, 2022 and January 1, 2022, its consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2022 and its consolidated statements of cash flows for the year ended December 31, 2022, which were previously filed on SEDAR+ and EDGAR. For further details, consult Note 3e of the audited consolidated financial statements for the year ended December 31, 2023, available on SEDAR+ and EDGAR. As described in the Annual MD&A for the year ended December 31, 2023, available on SEDAR+ and EDGAR, the Company is undertaking remediation efforts in light of the Restatement and in order to improve the overall effectiveness of its internal control over financial reporting for the accounting of complex financial instruments.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

●	Synthetic HODL™ = the use of instruments that create Bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (3)	$ Change	% Change	2023	2022 (3)	$ Change	% Change
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Cost of revenues	44,484	39,121	5,363	14%	167,868	131,910	35,958	27%
Gross (loss) profit	1,757	(12,084)	13,841	115%	(21,502)	10,518	(32,020)	(304)%
Gross margin (1)	4%	(45)%	—	—	(15)%	7%	—	—
Operating expenses
General and administrative expenses	13,405	11,972	1,433	12%	39,292	51,506	(12,214)	(24)%
Realized loss on disposition of digital assets	—	28,567	(28,567)	(100)%	—	150,810	(150,810)	(100)%
Reversal of revaluation loss on digital assets	(1,183)	(23,284)	22,101	(95)%	(2,695)	(2,166)	(529)	24%
Loss on disposition of property, plant and equipment	2	(415)	417	100%	1,778	1,277	501	39%
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	2,270	(8,903)	11,173	125%	12,252	75,213	(62,961)	(84)%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Operating loss	(12,737)	(20,021)	7,284	(36)%	(72,129)	(284,022)	211,893	(75)%
Operating margin (1)	(28)%	(74)%	—	—	(49)%	(199)%	—	—
Net financial (income) expenses	44,800	(7,128)	51,928	729%	32,308	(90,966)	123,274	136%
Net loss before income taxes	(57,537)	(12,893)	(44,644)	346%	(104,437)	(193,056)	88,619	(46)%
Income tax recovery	(378)	191	(569)	(298)%	(401)	(17,412)	17,011	(98)%
Net loss	(57,159)	(13,084)	(44,075)	337%	(104,036)	(175,644)	71,608	(41)%
Basic and diluted loss per share (in U.S. dollars)	(0.19)	(0.06)	—	—	(0.40)	(0.85)	—	—
Change in revaluation surplus - digital assets, net of tax	7,675	—	7,675	100%	9,242	—	9,242	100%
Total comprehensive loss, net of tax	(49,484)	(13,084)	(36,400)	278%	(94,794)	(175,644)	80,850	(46)%
Gross Mining profit (2)	23,357	8,494	14,863	175%	62,374	82,584	(20,210)	(24)%
Gross Mining margin (2)	52%	33%	—	—	44%	59%	—	—
EBITDA (2)	(35,656)	10,955	(46,611)	(425)%	(16,993)	(106,871)	89,878	(84)%
EBITDA margin (2)	(77)%	41%	—	—	(12)%	(75)%	—	—
Adjusted EBITDA (2)	14,048	1,982	12,066	609%	35,085	54,686	(19,601)	(36)%
Adjusted EBITDA margin (2)	30%	7%	—	—	24%	38%	—	—

1	Gross margin and Operating margin are supplemental financial ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.
2	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.
3

Prior year figures are derived from restated financial statements. Refer to the 2023 annual financial statements Note 3e - Basis of Presentation and Material Accounting Policy Information - 2022 Restatement.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (1)	$ Change	% Change	2023	2022 (1)	$ Change	% Change
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Net loss before income taxes	(57,537)	(12,893)	(44,644)	346%	(104,437)	(193,056)	88,619	(46)%
Interest expense and income	91	3,071	(2,980)	(97)%	2,659	13,765	(11,106)	(81)%
Depreciation and amortization	21,790	20,777	1,013	5%	84,785	72,420	12,365	17%
EBITDA	(35,656)	10,955	(46,611)	(425)%	(16,993)	(106,871)	89,878	(84)%
EBITDA margin	(77)%	41%	—	—	(12)%	(75)%	—	—
Share-based payment	3,906	3,795	111	3%	10,915	21,788	(10,873)	(50)%
Realized loss on disposition of digital assets	—	28,567	(28,567)	(100)%	—	150,810	(150,810)	(100)%
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	2,270	(8,903)	11,173	125%	12,252	75,213	(62,961)	(84)%
Reversal of revaluation loss on digital assets	(1,183)	(23,284)	22,101	(95)%	(2,695)	(2,166)	(529)	24%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Loss (gain) on revaluation of warrants	37,874	(3,759)	41,633	nm	38,088	(63,406)	101,494	160%
Gain on disposition of marketable securities	(999)	(7,317)	6,318	(86)%	(12,245)	(51,649)	39,404	(76)%
Net financial expenses and other	7,836	1,928	5,908	306%	18,598	13,067	5,531	42%
Adjusted EBITDA	14,048	1,982	12,066	609%	35,085	54,686	(19,601)	(36)%
Adjusted EBITDA margin	30%	7%	—	—	24%	38%	—	—

nm:	not meaningful

1	Prior year figures are derived from restated financial statements. Refer to the 2023 annual financial statements Note 3e - Basis of Presentation and Material Accounting Policy Information - 2022 Restatement.

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gross (loss) profit	1,757	(12,084)	13,841	115%	(21,502)	10,518	(32,020)	(304)%
Non-Mining revenues (1)	(1,285)	(1,101)	(184)	17%	(5,060)	(3,443)	(1,617)	47%
Depreciation and amortization	21,790	20,777	1,013	5%	84,785	72,420	12,365	17%
Purchases of electrical components and other	754	510	244	48%	2,590	1,773	817	46%
Electrician salaries and payroll taxes	341	392	(51)	(13)%	1,561	1,316	245	19%
Gross Mining profit	23,357	8,494	14,863	175%	62,374	82,584	(20,210)	(24)%
Gross Mining margin	52%	33%	—	—	44%	59%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(44,956)	(25,936)	(19,020)	73%	(141,306)	(138,985)	(2,321)	2%
Non-Mining revenues	1,285	1,101	184	17%	5,060	3,443	1,617	47%

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Cost of revenues	44,484	39,121	5,363	14%	167,868	131,910	35,958	27%
Depreciation and amortization	(21,790)	(20,777)	(1,013)	5%	(84,785)	(72,420)	(12,365)	17%
Purchases of electrical components	(750)	(507)	(243)	48%	(2,580)	(1,759)	(821)	47%
Electrician salaries and payroll taxes	(341)	(392)	51	(13)%	(1,561)	(1,316)	(245)	19%
Infrastructure	(1,607)	(1,030)	(577)	56%	(3,909)	(4,871)	962	(20)%
Other	—	(658)	658	100%	82	(82)	164	200%
Direct Cost	19,996	15,757	4,239	27%	75,115	51,462	23,653	46%
Quantity of BTC earned	1,236	1,434	(198)	(14)%	4,928	5,167	(239)	(5)%
Direct Cost per BTC (in U.S. dollars)	16,200	11,000	5,200	47%	15,200	10,000	5,200	52%

Bitfarms Ltd. of Total Cash Cost and Total Cost per BTC

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (1)	$ Change	% Change	2023	2022 (1)	$ Change	% Change
Net loss before income taxes	57,537	12,893	44,644	346%	104,437	193,056	(88,619)	(46)%
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Depreciation and amortization	(21,790)	(20,777)	(1,013)	5%	(84,785)	(72,420)	(12,365)	17%
Purchases of electrical components	(750)	(507)	(243)	48%	(2,580)	(1,759)	(821)	47%
Electrician salaries and payroll taxes	(341)	(392)	51	(13)%	(1,561)	(1,316)	(245)	19%
Share-based payment	(3,906)	(3,795)	(111)	3%	(10,915)	(21,788)	10,873	(50)%
Realized loss on disposition of digital assets	—	(28,567)	28,567	100%	—	(150,810)	150,810	100%
Reversal of revaluation loss on digital assets	1,183	23,284	(22,101)	(95)%	2,695	2,166	529	24%
(Loss) gain on disposition of property, plant and equipment	(2)	415	(417)	(100)%	(1,778)	(1,277)	(501)	39%
Impairment (charge) reversal on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	(2,270)	8,903	(11,173)	(125)%	(12,252)	(75,213)	62,961	(84)%
Impairment on goodwill	—	—	—	—%	—	(17,900)	17,900	100%
Net financial income (expenses)	(44,800)	7,128	(51,928)	(729)%	(32,308)	90,966	(123,274)	(136)%
Other	—	(2,124)	2,124	100%	(97)	(1,548)	1,451	(94)%
Total Cash Cost	31,102	23,498	7,604	32%	107,222	84,585	22,637	27%
Quantity of BTC earned	1,236	1,434	(198)	(14)%	4,928	5,167	(239)	(5)%
Total Cash Cost per BTC (in U.S. dollars)	25,200	16,400	8,800	54%	21,800	16,400	5,400	33%

1	Prior year figures are derived from restated financial statements. Refer to the 2023 annual financial statements Note 3e - Basis of Presentation and Material Accounting Policy Information - 2022 Restatement.